12010238

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 27 2012
Washington, DC 110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66903

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2011 (MM/DD/YY) AND ENDING December 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tor Brokerage, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

115 River Road, Suite 304
(No. and Street)

Edgewater, (City) NJ (State) 07020 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Victor Sandor 201-941-0002
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Halpern & Associates, LLC
(Name – *if individual, state last, first, middle name*)

218 Danbury Road (Address) Wilton, (City) CT (State) 06897 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Victor Sandor, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tor Brokerage, LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

OFFICIAL SEAL
IRIS POGGI
NOTARY PUBLIC - NEW JERSEY
My Comm. Expires May 23, 2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC Mail Processing
Section

FEB 27 2012

Washington, DC
110

TOR BROKERAGE, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

Halpern & Associates, LLC
Certified Public Accountants and Consultants
218 Danbury Road • Wilton, CT 06897 • (203) 210-7364 • FAX (203) 210-7370 • Info@Halpernassoc.com

INDEPENDENT AUDITORS' REPORT

To the Members of
Tor Brokerage, LLC

We have audited the accompanying statement of financial condition of Tor Brokerage, LLC (the "Company"), as of December 31, 2011. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Tor Brokerage, LLC as of December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Halpern & Associates, LLC

Wilton, Connecticut
February 8, 2012

TOR BROKERAGE, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

ASSETS

Cash	$ 748
Receivable from broker	27,053
Equipment (at cost, net of accumulated depreciation of $4,552)	1,354
Prepaid expenses	1,047
TOTAL ASSETS	$ 30,202

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	
Accrued expenses and other liabilities	$ 3,224
MEMBERS' EQUITY	26,978
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 30,202

The accompanying notes are an integral part of this statement.

TOR BROKERAGE, LLC

NOTES TO THE STATEMENT OF FINANCIAL CONDITION

FOR THE YEAR ENDED DECEMBER 31, 2010

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1. NOTES ON SIGNIFICANT BUSINESS ACTIVITIES

Tor Brokerage, LLC (the "Company") was organized in the State of Delaware in February 2005 and began doing business as a registered broker-dealer in securities with the Securities and Exchange Commission in October 2005. In this capacity, it executes both riskless principal and agency transactions for its customers through its broker, Lime Brokerage, LLC ("Lime") and Wedbush Securities Inc. Additionally, the Company was approved to conduct soft dollar transactions by the Financial Industry Regulatory Authority.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, customer and/or other counterparty with which it conducts business.

The Company introduces its customer transactions to Lime Brokerage who has a correspondent relationship for execution and clearance with its clearing broker, Goldman Sachs Execution and Clearing, L.P. and Wedbush Securities Inc., in accordance with the terms of clearance agreement. In connection therewith, the Company has agreed to indemnify the clearing broker for losses that the clearing broker may sustain related to the Company's customers. After December 31, 2011, all amounts related to such transactions were received from customers. Securities purchased by customers in connection with those transactions are held by the clearing broker as collateral for the amounts owed.

The clearing and depository operations for the Company's proprietary and customer transactions are performed by its clearing broker pursuant to the clearance agreement. At December 31, 2011, the receivable from clearing broker reflected on the statement of financial condition was substantially in cash.

2. SIGNIFICANT ACCOUNTING POLICIES

The Company records securities transactions and related revenues and expenses on a trade date basis.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Security transactions and financing with the clearing broker are classified as operating activities on the statement of cash flows since this is the Company's principal business.

The Company maintains its books and records on an accrual basis in accordance with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

3. CASH IN BANK

The Company maintains cash and cash equivalents with financial institutions. Funds deposited with a single bank are insured up to $250,000 in the aggregate by the Federal Deposit Insurance Corporation ("FDIC"). The Company considers all highly liquid instruments purchased with a maturity date of three months or less when purchased to be cash equivalents.

4. INCOME TAXES

The Company is recognized as a Limited Liability Company, (an "LLC"), by the Internal Revenue Service. As an LLC, the Company is not subject to income taxes. The members are liable for federal and state income taxes on the Company's taxable income. The Company is liable for State of New Jersey Franchise Taxes.

FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Partnership's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2011 management has determined that there are no material uncertain income tax positions.

5. RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with a related entity whereby they share rent, telephone and internet connection fees equally.

6. RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company had net capital of $24,577, which exceeded the minimum requirement of $5,000 by $19,577. The Company's ratio of aggregate indebtedness to net capital was .13 to 1.

8. LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

As of December 31, 2011, the Company had not entered into any subordinated loans agreements.

9. SUBSEQUENT EVENTS

Events have been evaluated through February 8, 2012, the date that these financial statements were available to be issued and no further information is required to be disclosed.